Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

CONNECTED TRANSACTIONS

In respect of proposed share issuance

CONNECTED TRANSACTIONS in respect of PROPOSED SHARE ISSUANCE

On 26 June 2017, the Board proposed to put forward to the EGM and the Class Meetings to approve and authorise the Board (i) to issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAHC) at the A Share Subscription Price, and as part of the A Share Issuance, to enter into the A Share Subscription Agreement with CSAHC, pursuant to which CSAHC will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer of the MTU Shares to the Company and cash; and (ii) to issue no more than 590,000,000 new H Shares (including 590,000,000 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAHC) at the subscription price of HK$6.27 per H Share (subject to adjustments) and to enter into the H Share Subscription Agreement with Nan Lung. The total funds to be raised from the Proposed Share Issuance will be not more than RMB12,737.00 million (including RMB12,737.00 million), which will be utilised in the procurement of aircraft, the project for selection and installation of lightweight seats for A320 series aircraft and the supplemental to the general working capital.

The A Share Issuance and the H Share Issuance are inter-conditional upon each other.

The new A Shares and new H Shares to be issued under the A Share Issuance and H Share Issuance respectively will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Upon completion of the Proposed Share Issuance, the shareholding structure of the Company will change and therefore the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM and the Class Meetings to authorise the Board or its authorised representative to make consequential amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance.

LISTING RULES IMPLICATION

As CSAHC is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAHC, and hence they are connected persons of the Company under the Listing Rules, the subscription of new A Shares by CSAHC (including the transfer of the MTU Shares as partial consideration) and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

An Independent Board Committee comprising the independent non-executive Directors will be formed to advise Independent Shareholders on the terms of the Share Subscription Agreements and the transactions contemplated thereunder. An independent financial adviser will, in accordance with the Listing Rules, be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

GENERAL INFORMATION

The EGM and the Class Meetings will be convened to seek approval of the Shareholders in respect of, among others, the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions thereunder. CSAHC, Nan Lung and their respective associates will abstain from voting at the EGM and the Class Meetings on the relevant resolutions.

A circular containing, among others, further details of the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder as well as other related matters, together with notices of the EGM and the Class Meetings, will be issued by the Company and despatched to the Shareholders more than 15 business days after the publication of this announcement as the valuation report of the MTU Shares will be approved by with SASAC and the Board approval will be further sought thereafter.

WARNING: As the Proposed Share Issuance and the Share Subscription Agreements are conditional upon the fulfilment of certain conditions as mentioned below, the Proposed Share Issuance and the Share Subscription Agreements may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

I.	CONNECTED TRANSACTIONS in respect of PROPOSED SHARE ISSUANCE

On 26 June 2017, the Board proposed to put forward to the EGM and the Class Meetings to approve and authorise the Board (i) to issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAHC) at the A Share Subscription Price, and as part of the A Share Issuance, to enter into the A Share Subscription Agreement with CSAHC, pursuant to which CSAHC will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer of the MTU Shares to the Company and cash; and (ii) to issue not more than 590,000,000 new H Shares (including 590,000,000 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAHC) at the subscription price of HK$6.27 per H Share (subject to adjustments) and to enter into the H Share Subscription Agreement with Nan Lung. The total funds to be raised from the Proposed Share Issuance will be not more than RMB12,737.00 million (including RMB12,737.00 million), which will be utilised in the procurement of aircraft, the project for selection and installation of lightweight seat for A320 series aircraft and the supplemental to the general working capital.

The A Share Issuance and the H Share Issuance are inter-conditional upon each other.

The new A Shares and new H Shares to be issued under the A Share Issuance and H Share Issuance respectively will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings.

1.	A SHARE ISSUANCE

The Board proposed to put forward to the EGM and the Class Meetings to approve and authorise, inter alia, the Board to issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) (representing not more than 18.33% of the existing number of issued Shares as at the date of this announcement) to not more than 10 specific investors (including CSAHC) at the A Share Subscription Price by way of non-public issue, and the total issue size of not more than RMB9,500.00 million (including RMB9,500.00 million).

According to the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)), the Price Benchmark Date of the A Share Subscription Price shall be the first day of the issuance period of the new A Shares and therefore could not be determined as at the date of this announcement.

It is currently expected that for the purpose of A Share Issuance, the specific investors yet to be identified (other than CSAHC) are securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, financial companies and other qualified investors. Such specific investors (other than CSAHC) and the ultimate beneficial owner thereof will be third parties independent of the Company and the connected persons of the Company, and will be determined in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)) after the A Share Issuance being approved by securities regulatory institutions including the CSRC.

The validity period of the resolutions in respect of the A Share Issuance is 12 months from the passing of the resolutions with respect to the A Share Issuance at the EGM and the Class Meetings.

A SHARE SUBSCRIPTION AGREEMENT

In relation to and as part of the transactions contemplated under the Proposed Share Issuance, CSAHC entered into the A Share Subscription Agreement with the Company, pursuant to which, the Company will issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) and CSAHC will at the A Share Subscription Price, subscribe for no less than 31% of new A Shares, the consideration of which shall be satisfied by transfer of the MTU Shares to the Company and cash.

Date

26 June 2017

Parties

(1) The Company, as the issuer.

(2) CSAHC, as the subscriber.

Number of new A Shares to be issued

The Company will issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) and CSAHC will subscribe for no less than 31% of the new A Shares. Assuming that 1,800,000,000 new A Shares were issued by the Company, no less than 558,000,000 new A Shares to be subscribed by CSAHC represent approximately 5.68% of the existing number of issued Shares as the date of this announcement.

The number of the new A Shares to be issued under the A Share Subscription Agreement will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the date of this announcement to the date of issuance of such new A Shares.

Lock-up period

The new A Shares to be subscribed by CSAHC shall not be transferred within 36 months from the completion date of the issuance thereof.

A Share Subscription Price

The A Share Subscription Price shall not be lower than a price determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the most recent net assets value per share of the Company. The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date. The closing price of each A Share quoted on the Shanghai Stock Exchange on the date of this announcement was RMB9.05.

The A Share Subscription Price will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the Price Benchmark Date to the date of issuance of such new A Shares.

The A Share Subscription Price will be determined by the Board or its authorised persons as authorised by the Shareholders at the general meeting in consultation with the sponsors (lead underwriter) with reference to bid prices in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)) after the A Share Issuance being approved by securities regulatory institutions including the CSRC and other supervisory authorities. CSAHC will not participate in any price bidding process, and will accept the result of market inquiry and make subscription of the new A Shares at same price subscribed by specific investors.

The aggregate subscription consideration shall be satisfied by CSAHC as follows: (i) RMB1,674.485 million of the subscription consideration shall be satisfied by transfer of the MTU Shares to the Company (the final consideration of the MTU Shares shall be determined on the basis of the assessment results issued by the valuation authority with securities qualification and approved by the department of the State-owned Assets Supervision and Administration) and (ii) the remainder of the subscription consideration shall be satisfied in cash.

In terms of the subscription consideration payable in cash, after the conditions precedent stated in the section headed "Conditions Precedent" below in this announcement have all been satisfied, CSAHC agreed to subscribe for the new A Shares to be issued pursuant to the Company's notice and the A Share Subscription Agreement and to transfer the subscription consideration that are to be satisfied in cash to a designated bank account as notified by the Company in writing, and to complete the transfer of the MTU Shares in a timely manner.

In terms of the subscription consideration to be satisfied with the MTU Shares, within 30 working days of the completion of the A Share Issuance, the Company and CSAHC shall complete the transfer procedure of the MTU Shares registration in the administrative department for Industry and Commerce. For further details of such transfer of the MTU Shares, please refer to the section headed "MTU Shares as partial consideration payable by CSAHC under the A Share Subscription Agreement" below in this announcement.

MTU Shares as partial consideration payable by CSAHC under the A Share Subscription Agreement

Pursuant to the A Share Subscription Agreement, MTU Shares is partial consideration payable by CSAHC under the A Share Subscription Agreement, being RMB1,674.485 million (equivalent to HK$1,913.785) (the final consideration of the MTU Shares shall be determined on the basis of the assessment results issued by the valuation authority with securities qualification and approved by the department of the State-owned Assets Supervision and Administration), for CSAHC’s subscription of new A Shares under the A Share Subscription Agreement. After the transfer of MTU Shares has been completed, MTU will become a jointly controlled entity of the Company.

Considerations for the MTU Shares

The MTU Shares were priced by the Company and CSAHC after arm’s length negotiations by taking into account, among others, the appraisal value of the MTU Shares, being RMB1,772.335 million and the adjustment made due to the dividend distribution of MTU in 2016, according to MTU Preliminary Valuation. The valuation report of MTU Shares will be approved by SASAC and the Board approval will be further sought thereafter.

If there is any change or adjustment to the valuation results according the filing with SASAC, the Company and CSAHC agree to negotiate in good faith to agree on adjustments to the initial price and any other consequential amendments that may be necessary.

Loss and Profit Arrangements during the Transitional Period

The Company shall be entitled to the profit or responsible for the loss generated from the MTU Shares or the increase or decrease in the corresponding audited consolidated net asset value otherwise generated during the Transitional Period.

Information of the MTU Shares

MTU Shares represent 50% of the shareholding of MTU. MTU is a limited liability company incorporated under the laws of the PRC. The principal business activity of MTU is civil aircraft engine repair, renovation, maintenance and various support service, provision of engineering support and technical support for installation and removal of aircraft engines, and provision of lease of aircraft engines and components for the purpose of repair, renovation and maintenance service. The audited total assets and net assets of MTU as of 31 December 2016 were RMB4,283,409,900 and RMB1,515,465,700, respectively. The net profit before and after taxation of MTU for the two financial years ended 31 December 2016 were as follows:

	For the year ended 31 December 2015 (RMB)	For the year ended 31 December 2016 (RMB)
Net profit before taxation	425,484,800	412,960,500
Net profit after taxation	355,127,300	355,204,600

The original acquisition cost of the MTU Shares to CSAHC amounted to RMB1,607.85 million.

Conditions precedent

The A Share Subscription Agreement shall take effect after being executed by the legal or authorised representatives and chopped with the official seals of both parties, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approvals at the EGM and the Class Meetings of the A Share Issuance and the H Share Issuance has been obtained;

(2)	the approval by the General Managers Meeting or Party Committee Meeting of CSAHC of the subscription of the new A Shares by CSAHC has been obtained;

(3)	the approval by the board of directors of Nan Lung (or other wholly-owned subsidiary designated by CSAHC) of the subscription of the new H Shares by Nan Lung under the H Share Issuance has been obtained;

(4)	the approval by the board of directors of MTU of having MTU Shares as partial consideration payable by CSAHC under the A Share Subscription Agreement has been obtained and the undertaking by the shareholder of MTU (other than CSAHC) with respect to waiver of the pre-emption right of the MTU Shares has been issued; and

(5)	all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to SASAC, CSRC and CAACCS, for the H Share Issuance contemplated under the H Share Subscription Agreement and the A Share Issuance contemplated under the A Share Subscription Agreement have been obtained.

The Company and CSAHC are required to use their best efforts to make or cause to make necessary further action to fulfil the above conditions and A Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ resolution approving the A Share Issuance and an extension has not been granted by passing of the relevant shareholders’ resolution, the A Shares Subscription Agreement shall cease to be of any effect and the Company and CSAHC shall have no claims against each other save in respect of claims arising out of any antecedent breach of the A Share Subscription Agreement. In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ resolution approving the A Share Issuance but an extension has been granted by passing of the relevant shareholders’ resolution, the A Share Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant shareholders’ resolution in relation to the extension granted.

Completion

The completion of the A Shares Subscription Agreement will take place when the Shanghai Securities Depository and Clearing Corporation Limited confirms that the new A Shares to be subscribed by CSAHC have been fully subscribed by CSAHC.

2.	H SHARE ISSUANCE

H SHARE SUBSCRIPTION AGREEMENT

In relation to and as part of the transactions contemplated under the Proposed Share Issuance, on 26 June 2017, Nan Lung (a wholly-owned subsidiary of CSAHC) entered into the H Share Subscription Agreement with the Company, pursuant to which, Nan Lung will, at the subscription price of HK$6.27 per H Share, subscribe in cash for no more than 590,000,000 new H Shares (including 590,000,000 H Shares), raising gross proceeds of no more than HK$3,699.30 million (including HK$3,699.30 million) (equivalent to RMB3,236.74 million).

Date

26 June 2017

Parties

(1) The Company, as the issuer.

(2) Nan Lung, a wholly-owned subsidiary of CSAHC, as the subscriber.

Number of new H Shares to be issued

The Company will issue and Nan Lung will subscribe for no more than 590,000,000 new H Shares (including 590,000,000 H Shares). Such new H Shares represent approximately 6.01% of the existing number of issued Shares as the date of this announcement.

The number of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the date of this announcement to the date of issuance of the such new H Shares.

Lock-up period

The new H Shares to be subscribed for by Nan Lung shall not be transferred within 36 months from the completion date of the issuance thereof except for the transfer of the new H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAHC as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period.

Subscription price

The subscription price shall be HK$6.27 per H Share. The subscription price of HK$6.27 per H Share was agreed after arm’s length negotiations between the parties with reference to the average trading price of the H Shares in the 20 trading days preceding the date of the fifteenth meeting of the seventh session of the Board held on 26 June 2017 (the “Date of Board Meeting”), which is equal to the total trading amount of H Shares traded in the 20 trading days preceding the Date of Board Meeting divided by the total volume of H Shares traded in the 20 trading days preceding the Date of Board Meeting.

Such subscription price of HK$6.27 per new H Share represents:

(a)	a discount of approximately 7.52% to the closing price of HK$6.780 per H Share quoted on the Stock Exchange on the date of this announcement;

(b)	a discount of approximately 2.94% to the average closing price of HK$6.460 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of this announcement; and

(c)	a discount of approximately 2.26% to the average closing price of HK$6.415 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to the date of this announcement.

The subscription price of the new H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the date of this announcement to the date of issuance of such new H Shares.

The aggregate subscription consideration will be payable in cash to the designated account of the Company (within a specified period to be notified by the Company) after the Company has notified Nan Lung that the conditions precedent set out below have been satisfied.

Conditions precedent

The H Share Subscription Agreement shall take effect after being executed by the legal or authorised representatives of both parties, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approvals at the EGM and the Class Meetings of the non-public H Share Issuance and the non-public A Share Issuance to not more than 10 specific investors (including CSAHC) has been obtained;

(2)	the approvals by the board of directors of Nan Lung of the subscription of new H Shares by Nan Lung under the H Share Issuance has been obtained;

(3)	all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to SASAC, CSRC and CAACCS, for the H Share Issuance under the non-public H Share Subscription Agreement and the non-public A Share Issuance to not more than 10 specific investors (including CSAHC) under the A Share Subscription Agreement have been obtained; and

(4)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares.

Both parties, the Company and Nan Lung, are required to use their best efforts to make or cause to make necessary further action to fulfil the above conditions and non-public H Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ resolution approving the H Share Issuance and an extension has not been granted by passing of the relevant shareholders’ resolution, the H Shares Subscription Agreement shall cease to be of any effect and the Company and CSAHC shall have no claims against each other save in respect of claims arising out of any antecedent breach of the H Share Subscription Agreement. In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ resolution approving the H Share Issuance but an extension has been granted by passing of the relevant shareholders’ resolution, the H Share Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant shareholders’ resolution in relation to the extension granted.

Completion

The completion of the H Share Subscription Agreement will take place after the H Share Issuance. The Company and Nan Lung shall attend to and complete the registration procedures at the relevant registration authority after completion of the transaction under the H Share Subscription Agreement.

3.	AUTHORISATION TO THE BOARD TO COMPLETE MATTERS RELATING TO THE PROPOSED SHARE ISSUANCE

In order to ensure the smooth implementation of the relevant matters relating to the A Share Issuance and the H Share Issuance, and pursuant to the laws and regulations of the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures on the Administration of Issuance of Securities by Listed Companies, the Listing Rules and the rules of any stock exchange as well as the relevant provisions of the Articles of Association, the Board has proposed to seek authorization from the Board and its authorised representative(s) at the general meeting for all the powers necessary to proceed with the matters relating to the A Share Issuance and the H Share Issuance, including but not limited to:

(1)	that the Board be authorised to make appropriate adjustments to such plans as described above within the scope of the non-public issue of A Shares and the non-public issuance of H Shares as approved at the general meeting and the specific plans at the time of issuance, and in the event of changes in the policies of the relevant regulatory authorities in relation to the non-public issuance of shares or changes in the market conditions;

(2)	that the Board be authorised to determine the issue price and the amount of issuance to such target within the scope of the non-public issue of A Shares and the non-public issuance of H Shares as approved at the general meeting in accordance with regulatory requirements of the CSRC and other relevant regulatory department;

(3)	that the Board be authorised to amend, supplement, execute, submit, report and implement all the agreements or documents related to the non-public issue of A Shares and the non-public issuance of H Shares and the subscription, including but not limited to the subscription agreements and other documents required to the completion of the closing thereunder, all application documents submitted to the SASAC and the CSRC, all application documents or forms submitted to the Stock Exchange in relation to the listing of new shares, the written communications between the SASAC, the CSRC and the Stock Exchange in relation to the issuance and the subscription (if any) of new shares as well as forms, letters and documents submitted to Computershare Hong Kong Investor Services Limited;

(4)	that the Board be authorised to proceed with the share registration procedures, authorise Computershare Hong Kong Investor Services Limited to issue share certificate sealed by the Company for securities issue to the targeted subscriber for H Shares, do all appropriate and necessary acts within the scope of these terms of reference, make all necessary arrangement in relation to the new H Shares admitted to participate in CCASS, finalise A Share and H Share lock-up matters and complete the relevant industrial and commercial registration procedures (as applicable) after completion of the non-public issue of A Shares and the non-public issue of H Shares;

(5)	that the Board be authorised to make corresponding adjustments to the plans for non-public issue of A Shares and non-public issue of H Shares and the plan for use of proceeds, approve and execute any corresponding amendments to the share issue reporting documents relating to financial reporting and earnings forecast (if any) in accordance with the requirements of governing authority;

(6)	that the Board be authorised to execute all the documents relating to the non-public issue of A Shares and the non-public issue of H Shares and conduct other matters relating to the non-public issue of A Shares and the non-public issue of H Shares;

(7)	that the Board be authorised to set up special account for proceeds;

(8)	that the Board be authorised to decide and engage professional intermediaries undertaking works in relation to the issuance, including but not limited to preparation and submission of documents in accordance with the regulatory requirements, decide to make payment therefor and other relevant matters; and

(9)	the authorisation shall be effective for a period of 12 months from the date of approval on the Letter of Authorization at the general meeting.

On the basis of the abovementioned authorisation, the Board shall be approved to authorise any one Director to decide, handle and deal with all matters relating to the A Share Issuance and the H Share Issuance.

II.	RANKING OF NEW A SHARES AND NEW H SHARES TO BE ISSUED UNDER THE PROPOSED SHARE ISSUANCE AND LOCK-UP PERIOD

The new A Shares to be issued pursuant to the A Shares Issuance will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that (i) for the new A Shares to be issued to CSAHC, they are subject to the lock-up period of 36 months as mentioned above; and (ii) for the new A Shares to be issued to the other specific investors, they are subject to the lock-up period of 12 months.

The new H Shares to be issued pursuant to the H Shares Issuance will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares, except that such new H Shares to be issued to Nan Lung are subject to the lock-up period of 36 months.

III.	APPLICATION FOR LISTING

The Company will apply to the Shanghai Stock Exchange for the listing of, and permission to deal in, the new A Shares to be issued under the A Share Issuance.

Applications will also be made by the Company to the Stock Exchange for the listing of, and permission to deal in, the new H Shares to be issued under the H Share Issuance.

IV.	SHAREHOLDING STRUCTURE OF THE COMPANY

On 27 March 2017, the Company entered into the subscription agreement with American Airlines, Inc., pursuant to which the Company has agreed to issue, and American Airlines, Inc. has agreed to subscribe for 270,606,272 new H Shares, at the subscription price of HK$1,553.28 million. The subscription arrangement has not been completed as at the date of this announcement.

Assuming the aforesaid issue of 270,606,272 new H Shares to American Airlines has not been completed:

Class of shares	as at the date of this announcement

immediately after completion of the Proposed Share Issuance

(assuming a maximum of 1,800,000,000 A Shares and 590,000,000 H Shares are fully subscribed and issued and there is no further issuance of Shares)

	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)
CSAHC (A Shares)	4,039,228,665	41.14%	4,597,228,665	37.66%
Nan Lung (H Shares)	1,064,770,000	10.85%	1,654,770,000	13.56%
Public (A Shares)	2,983,421,335	30.39%	4,225,421,335	34.61%
Public (H Shares)	1,730,147,000	17.62%	1,730,147,000	14.17%
Total	9,817,567,000	100.00%	12,207,567,000	100.00%

Assuming the aforesaid issue of 270,606,272 new H Shares to American Airlines has been completed:

Class of shares	as at the date of this announcement

immediately after completion of the Proposed Share Issuance

(assuming a maximum of 1,800,000,000 A Shares and 590,000,000 H Shares are fully subscribed and issued and there is no further issuance of Shares)

	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)
CSAHC (A Shares)	4,039,228,665	41.14%	4,597,228,665	36.84%
Nan Lung (H Shares)	1,064,770,000	10.85%	1,654,770,000	13.26%
Public (A Shares)	2,983,421,335	30.39%	4,225,421,335	33.86%
American Airlines (H Shares)	—	—	270,606,272	2.17%
Public (H Shares)	1,730,147,000	17.62%	1,730,147,000	13.87%
Total	9,817,567,000	100.00%	12,478,173,272	100.00%

Notes:

1.	The H Shares held by Nan Lung include 31,120,000 H Shares directly held by Asia Travel Investment Company Limited, an indirect wholly-owned subsidiary of Nan Lung and CSAHC.

2.	Assuming that 1,800,000,000 new A Shares were issued by the Company and no less than 558,000,000 new A Shares were subscribed by CSAHC after completion of the Proposed Share Issuance.

V.	RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

On 27 March 2017, the Company entered into the subscription agreement with American Airlines, Inc., pursuant to which the Company has agreed to issue, and American Airlines, Inc. has agreed to subscribe for 270,606,272 new H Shares, at the subscription price of HK$1,553.28 million. The subscription arrangement has not been completed as at the date of this announcement.

Save as disclosed above, the Company has not conducted any fund raising exercise in the past 12 months preceding the date of this announcement.

Assuming the respective parties will subscribe for the maximum number of new A Shares and new H Shares at the respective A Share Subscription Price and the subscription price for H shares under the Proposed Share Issuance, the total proceeds of the Proposed Share Issuance will be not more than RMB12,737.00 million (including RMB12,737.00 million). The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB2,390,000,000. After deduction of relevant expenses for the Proposed Share Issuance, the net price to the Company of each of the new A Shares and new H Shares to be issued are approximately RMB5.26 and HK$6.26, respectively. The total proceeds of the Proposed Share Issuance are intended to be used for purchasing aircrafts, projects in relation to energy-conservation and emission-reduction and working capital of the Company.

Details on the use of proceeds raised in cash from the A Shares Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are as follows:

Serial No.	Project Name	Total Investment Amount (RMB’0,000)	Maximum Amount of Proceeds to be Used (RMB’0,000)
1.	Procurement of 41 Aircraft	4,074,696.00	772,074.50
2.	Selection and installation of lightweight seat for A320 series Aircraft	13,226.00	10,477.00
Total		4,087,922.00	782,551.50

If the actual proceeds to be raised in cash from the A Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from the A Share Issuance, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the A Share Issuance have been received.

The proceeds from the H Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) will be used to supplement general operating funds of the Company.

VI.	REASONS FOR AND BENEFITS OF THE PROPOSED SHARE ISSUANCE

The Proposed Share Issuance will help the Company enhance the Company’s financial strength and net assets scale, improve the capital structure, reduce the asset-liability ratio and financial risk. As CSAHC and Nan Lung are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from CSAHC, Nan Lung and other specific investors by way of non-public issue. The Company will be able to raise gross proceeds of not more than RMB12,737.00 million (including RMB12,737.00 million) from the Proposed Share Issuance, if completed. The Directors consider that the respective A Share Subscription Price and the subscription price for H Shares are fair and reasonable by taking into account the recent trading prices of the A Shares and the H Shares. Having considered the above, the Directors consider the terms of the Proposed Share Issuance are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

The Directors (excluding the independent non-executive Directors) consider that the terms of the Proposed Share Issuance and Share Subscription Agreements were entered into after an arm’s length negotiation and the terms therein are fair and reasonable, the transactions contemplated thereunder are on normal commercial terms or better and in the ordinary and usual course of business of the Group, and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

VII.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Upon completion of the Proposed Share Issuance, the shareholding structure of the Company will change and therefore the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM and the Class Meetings to authorise the Board or its authorised representative to make consequential amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance.

VIII.	LISTING RULES IMPLICATIONS

The issuance of new A Shares and H Shares pursuant to the Proposed Share Issuance will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issuance of new A Shares and new H Shares contemplated under the Proposed Share Issuance is required to be subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings.

As CSAHC is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAHC, and hence they are connected persons of the Company under the Listing Rules, the subscription of new A Shares by CSAHC (including the transfer of the MTU Shares as partial consideration) and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

An Independent Board Committee comprising the independent non-executive Directors will be formed to advise Independent Shareholders on the terms of the Share Subscription Agreements and the transactions contemplated thereunder. An independent financial adviser will, in accordance with the Listing Rules, be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Share Subscription Agreements and the transactions contemplated thereunder. All remaining six Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

IX.	INFORMATION OF THE CONTRACTING PARTIES

THE COMPANY

The principal business activity of the Company is that of civil aviation.

CSAHC

CSAHC is a state-owned enterprise established in the PRC. The principal business activity of CSAHC is investment holding.

NAN LUNG

Nan Lung is a company incorporated in Hong Kong, and a direct wholly-owned subsidiary of CSAHC. The principal business activity of Nan Lung is investment holding.

X.	GENERAL INFORMATION

The EGM and the Class Meetings will be convened to seek approval of the Shareholders in respect of, among others, the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions thereunder. CSAHC, Nan Lung and their respective associates will abstain from voting at the EGM and the Class Meetings on the relevant resolutions.

A circular containing, among others, further details of the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder as well as other related matters, together with notices of the EGM and the Class Meetings, will be issued by the Company and despatched to the Shareholders more than 15 business days after the publication of this announcement as the valuation report of the MTU Shares will be approved by SASAC and the Board approval will be further sought thereafter.

WARNING: As the Proposed Share Issuance and the Subscription Agreements are conditional upon the fulfilment of certain conditions as mentioned below, the Proposed Share Issuance and the Share Subscription Agreements may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

XI.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB 1.00 each in the capital of the Company
“A Share Issuance”	the issuance of new A Shares to CSAHC pursuant to the A Share Subscription Agreement and the other specific investors
“A Shares Subscription Agreement”	the subscription agreement dated 26 June 2017 and entered into between CSAHC and the Company under which CSAHC agrees to subscribe for, and the Company agrees to issue no less than 31% of the new A Shares at the A Share Subscription Price
“A Share Subscription Price”	the subscription price for new A Shares under the A Shares Subscription Agreement, which shall not be lower than a price determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the most recent net assets value per share of the Company
“Articles of Association”	the articles of association of the Company, as amended from time to time
“associates”	has the meaning ascribed thereto under the Listing Rules
“Board”	the board of directors of the Company
“CAACCS”	Civil Aviation Administration of China Central and Southern Regional Administration
“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
“Class Meetings”	collectively, the class meeting for holders of A Shares to be held immediately after the conclusion of the EGM and the class meeting for holders of H Shares to be held immediately after the conclusion of the said class meeting of holders of A Shares for the purpose of, among others, approving the Proposed Share Issuance
“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability
“connected person”	has the meaning ascribed thereto under the Listing Rules
“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
“CSRC”	China Securities Regulatory Commission
“Director(s)”	the directors of the Company
“EGM”	the forthcoming extraordinary general meeting of the Company to be convened and held for the purpose of, among other things, approving the Proposed Share Issuance, the Subscription Agreements and the transactions contemplated thereunder
“Group”	the Company and its subsidiaries

“H Share(s) ”	H Share(s) of RMB1.00 each in the capital of the Company
“H Share Issuance”	the issuance of new H Shares to Nan Lung pursuant to the H Share Subscription Agreement
“H Shares Subscription Agreement”	the subscription agreement dated 26 June 2017 and entered into between Nan Lung and the Company under which Nan Lung agrees to subscribe for, and the Company agrees to issue not more than 590,000,000 new H Shares (including 590,000,000 H Shares) at the subscription price of not less than HK$6.27 per new H Share (subject to adjustments)
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Independent Board Committee”	the independent board committee of the Company to be formed to advise the Independent Shareholders in relation to the Share Subscription Agreements and the transactions contemplated thereunder
“Independent Shareholders”	the Shareholders, other than CSAHC and its associates
“Independent Valuer”	China United Assets Appraisal Group
“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“MTU”	MTU Maintenance Zhuhai Co., Ltd. (珠海保稅區摩天宇航空發動機維修有限公司)
“MTU Preliminary Valuation”	the preliminary valuation conducted by the Independent Valuer in relation to the value of MTU Shares under the A Share Subscription Agreement as at the Valuation Reference Date, which is subject to the approval of the SASAC
“MTU Shares”	50% shares of MTU
“Nan Lung”	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC
“PRC”	the People’s Republic of China
“Price Benchmark Date”	the first day of the issuance period of the new A Shares
“Proposed Share Issuance”	collectively, the A Share Issuance and the H Share Issuance
“RMB”	Renminbi, the lawful currency of the PRC
“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council of the PRC
“Share(s)”	share of RMB1.00 each in the capital of the Company
“Shareholder(s)”	the holders of the Shares
“Share Subscription Agreements”	collectively, the A Share Subscription Agreement and the H Share Subscription Agreement
“Specific Mandate”	the specific mandate to be granted by the Shareholders to the Board in relation to the Proposed Share Issuance
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Transitional Period”	the period commencing from the next day after the Valuation Reference Date to the delivery date of the MTU Shares(both days inclusive)
“Valuation Reference Date”	the valuation reference date adopted by the Independent Valuer in respect of the valuations on the MTU Shares, being 31 December 2016

The translations of HK$ to RMB throughout this announcement are based on the exchange rate of HK$1 to RMB0.87496 and are provided for information purposes only.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

26 June 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.